Exhibit 99.5

    Summary document for use by management in discussions with the financial community concerning the Stock Option Exchange Program
                                November 30, 2001

Background
In a direct financial sense, this program is intended to be a neutral or a slight positive to shareholders, as we intend to make the exchange "value neutral." In other words, using Black Scholes valuation technique, we intend to exchange the outstanding options with a smaller number of options with an approximate equivalent value. In addition, this program will offer an opportunity to reduce the number of options outstanding.

In an indirect sense, this is good for shareholders in that we are fixing a part of our incentive compensation program. A key reason for awarding stock options is to encourage employees and managers to think like shareholders, and behave in the best interests of these shareholders. Most of our current options are sufficiently "underwater" that we believe that incentive effect has been largely lost.

Timing
Pat Russo and Dan Carp recently announced a re-alignment in Kodak's operating and management model, intended to significantly change the way the company approaches its operations and conducts its business. In support of that change, we wanted to re-vitalize the incentive effects of these options, while preserving shareholder value.

Eligibility
In reviewing this proposed program with external experts in the field, it was concluded that best practice is to exclude senior officers ( in our case, the top six executives ) of the company.

Investor Reaction
We have carefully considered the published principles provided by the Council of Institutional Investors and Institutional Shareholder Services and believe this program is consistent with those principles, particularly with regard to gaining shareholder approval of this program.

We would not be recommending this program to shareholders if we did not believe it to be viewed positively. We will use the Black Scholes valuation technique to achieve a value neutral exchange. We have followed the principles of various groups that offer views on best practices for such programs and we have consulted with a variety of interests across the investment community spectrum.

Program Design
Kodak is not repricing options in the commonly used sense of the word! This is an exchange program, which is intended to re-issue a smaller number of options with equivalent total value to employees. From a shareholder point of view this is intended to be value neutral.

A repricing occurs when an underwater option is immediately replaced on a one for one basis for an option priced at current fair market value. Our stock option exchange

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program involves a shareholder approved exchange of options on a value neutral basis, to both employees and shareholders, after a 6 month + 1 day waiting period.

We are restoring the incentive effects of options, to ensure that employees are incented to behave with the best interests of the owners in mind.

Exchange Ratios
The all-employee grant will exchange at 1.5 to 1. For each all employee grant of 100 options, an employee will receive 67 options. Other options will exchange as follows assuming conversion at $30 per share:

                  Grant Price                        Ratio
                  -----------------                  -----------
                   <$37                                 1:1
                  >=$37 - <$58                        1.5:1
                  >=$58 - <$70                          2:1
                  >=$70 - <$79                        2.5:1
                  >=$79                                 3:1

Quantitative Discussion
There are approximately 54 million options outstanding.

35.6 million options are held by approximately 61,000 employees worldwide. About
2.9 million are held by the top six executives excluded from this program. Hence about 32.7 million options are eligible for this program.

The reduction in the number of options outstanding will depend on the number of employees who elect to participate in the program. The best case scenario, i.e. that all eligible employees choose to participate, is a reduction in options outstanding of about 9.0 million, none of which will be available for regrant.

This is calculated as follows:

     ---------------- ----------------------------------------------------------
     # OF OPTIONS
     ---------------- ----------------------------------------------------------
     66M              Total number of options outstanding including retirees,
                      inactives/former employees, non-issued options and active
                      employees
     ---------------- ----------------------------------------------------------
     - 30.4           Less those belonging  to retirees, inactives/former
                      employees, + ungranted.
     ---------------- ----------------------------------------------------------
     35.6             Held by active employees which is the number that are
                      eligible for this program.
     ---------------- ----------------------------------------------------------
     - 2.9            Less those share held by senior management
     ---------------- ----------------------------------------------------------
     32.7             Therefore have this number available
     ---------------- ----------------------------------------------------------
     -21.3            Granting this number of new options based on $30 stock
                      price
     ---------------- ----------------------------------------------------------
     -2.5             Less these shares from the 2000 plan.
     --------------- -----------------------------------------------------------
     9.0             NUMBER OF OPTIONS REDUCED
     --------------- -----------------------------------------------------------
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If all eligible employees participate, the overhang decreases about 3 percentage points. from 22.8% (66M/ 290M shares outstanding). to 19.7% (57M/290M shares outstanding).